SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
BRANDYWINE OPERATING PARTNERSHIP, L.P.
(Name of Subject Company (Issuer))
BRANDYWINE REALTY TRUST
BRANDYWINE OPERATING PARTNERSHIP, L.P.
(Names of Filing Persons (Guarantor and Issuer))
3.875% EXCHANGEABLE GUARANTEED NOTES DUE 2026
(Title of Class of Securities)
105340 AG8
(CUSIP Number of Class of Securities)
Gerard H. Sweeney
President and Chief Executive Officer
555 East Lancaster Avenue, Suite 100
Radnor, Pennsylvania 19087
(610) 325-5600
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copy to:
Michael H. Friedman, Esquire
Pepper Hamilton LLP
3000 Two Logan Square
Philadelphia, Pennsylvania 19103-2799
(215) 981-4000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$60,749,561.56	$7,053.02
*	Calculated solely for purposes of determining the filing fee. The purchase price of the 3.875% Exchangeable Guaranteed Notes due 2026 (the “Notes”), as described herein, is 100% of the principal amount of the Notes, plus accrued and unpaid interest, if any. As of September 7, 2011, there was $59,835,000.00 aggregate principal amount of Notes outstanding, on which interest in the amount of $914,561.56 was accrued and unpaid resulting in an aggregate maximum purchase price of $60,749,561.56.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $116.10 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☐	Third-party tender offer subject to Rule 14d-1.

☑	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
     As required by, pursuant to the terms of and subject to the conditions set forth in the Indenture, dated as of October 24, 2004, among Brandywine Operating Partnership, L.P. (the “Operating Partnership”), Brandywine Realty Trust (“Brandywine”), and The Bank of New York Mellon (formerly, The Bank of New York), as Trustee, dated as of October 22, 2004, as supplemented by that certain First Supplemental Indenture, dated as of May 25, 2005, that certain Second Supplemental Indenture, dated as of October 4, 2006 (the “Second Supplemental Indenture”), and that certain Third Supplemental Indenture, dated as of April 5, 2011 (as so supplemented, the “Indenture”), relating to the Operating Partnership’s 3.875% Exchangeable Guaranteed Notes due 2026 (the “Notes”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Operating Partnership and Brandywine with respect to the right of each holder (the “Holder”) of the Notes to require the Operating Partnership to purchase its Notes (the “Repurchase Option”), in whole or in part, in principal amounts of $1,000 or an integral multiple thereof, plus accrued and unpaid interest, if any, in accordance with the terms, procedures and conditions set forth in the Indenture, the Notes and the Issuer Repurchase Notice to Holders of 3.875% Exchangeable Guaranteed Notes due 2026, dated September 7, 2011, filed as an exhibit to this Schedule TO (as amended or supplemented from time to time, the “Issuer Repurchase Notice”).
     This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.
Items 1 through 9.
     As permitted by General Instruction F to Schedule TO, all of the information set forth in the Issuer Repurchase Notice is incorporated by reference into this Schedule TO.
Item 10. Financial Statements.
     Pursuant to Instruction 2 to Item 10 of Schedule TO, the Operating Partnership’s financial condition is not material to a Holder’s decision whether to require the Operating Partnership to repurchase such Holder’s notes because (i) the consideration being paid to Holders surrendering the Notes consists solely of cash, (ii) the Repurchase Option is not subject to any financing conditions, (iii) the Operating Partnership is a reporting company under Section 13(a) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR, and (iv) the Repurchase Option applies to all outstanding Notes. The financial condition and results of operations of the Operating Partnership and its subsidiaries are reported electronically on EDGAR on a consolidated basis.
Item 11. Additional Information.
     Not applicable.

Item 12. Exhibits.

Exhibit
Number	Description
(a)(1)(A)	Issuer Repurchase Notice to Holders of 3.875% Exchangeable Guaranteed Notes due 2026, dated September 7, 2011, including form of Repurchase Notice and form of Withdrawal Notice.

(a)(1)(B)	IRS Form W-9.

(a)(5)(A)	Press release dated September 7, 2011.

(b)(1)	Second Amended and Restated Revolving Credit Agreement dated as of June 29, 2007 (previously filed as an exhibit to Brandywine Realty Trust’s Form 8-K dated June 29, 2007 and incorporated herein by reference).

(d)(1)	Indenture dated October 22, 2004 by and among Brandywine Operating Partnership, L.P., Brandywine Realty Trust, certain subsidiaries of Brandywine Operating Partnership, L.P. named therein and The Bank of New York, as Trustee (previously filed as an exhibit to Brandywine Realty Trust’s Form 8-K dated October 22, 2004 and incorporated herein by reference).

(d)(2)	First Supplemental Indenture dated as of May 25, 2005 by and among Brandywine Operating Partnership, L.P., Brandywine Realty Trust, certain subsidiaries of Brandywine Operating Partnership, L.P. named therein and The Bank of New York, as Trustee (previously filed as an exhibit to Brandywine Realty Trust’s Form 8-K dated May 26, 2005 and incorporated herein by reference).

(d)(3)	Second Supplemental Indenture dated as of October 4, 2006 by and among Brandywine Operating Partnership, L.P., Brandywine Realty Trust and the Bank of New York, as Trustee (previously filed as an exhibit to Brandywine Realty Trust’s Form 8-K dated October 4, 2006 and incorporated herein by reference)

(d)(4)	Third Supplemental Indenture dated as of April 5, 2011 among Brandywine Operating Partnership, L.P., Brandywine Realty Trust and The Bank of New York Mellon, as trustee (previously filed as an exhibit to Brandywine Realty Trust’s Form 8-K dated April 5, 2011 and incorporated herein by reference).

(d)(5)	Form of 3.875% Exchangeable Guaranteed Notes due 2026 (previously filed as an exhibit to Brandywine Realty Trust’s Form 8-K dated October 4, 2006 and incorporated herein by reference)

(g)	None.

(h)	None.
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Brandywine Realty Trust
By:	/s/ Howard M. Sipzner
Howard M. Sipzner
Executive Vice President and Chief Financial Officer

Brandywine Operating Partnership, L.P.
By:	Brandywine Realty Trust, its sole General Partner

By:	/s/ Howard M. Sipzner
Howard M. Sipzner
Executive Vice President and Chief Financial Officer

Date: September 7, 2011

EXHIBIT INDEX

Exhibit
Number	Description
(a)(1)(A)	Issuer Repurchase Notice to Holders of 3.875% Exchangeable Guaranteed Notes due 2026, dated September 7, 2011, including form of Repurchase Notice and form of Withdrawal Notice.

(a)(1)(B)	IRS Form W-9.

(a)(5)(A)	Press release dated September 7, 2011.

(b)(1)	Second Amended and Restated Revolving Credit Agreement dated as of June 29, 2007 (previously filed as an exhibit to Brandywine Realty Trust’s Form 8-K dated June 29, 2007 and incorporated herein by reference).

(d)(1)	Indenture dated October 22, 2004 by and among Brandywine Operating Partnership, L.P., Brandywine Realty Trust, certain subsidiaries of Brandywine Operating Partnership, L.P. named therein and The Bank of New York, as Trustee (previously filed as an exhibit to Brandywine Realty Trust’s Form 8-K dated October 22, 2004 and incorporated herein by reference).

(d)(2)	First Supplemental Indenture dated as of May 25, 2005 by and among Brandywine Operating Partnership, L.P., Brandywine Realty Trust, certain subsidiaries of Brandywine Operating Partnership, L.P. named therein and The Bank of New York, as Trustee (previously filed as an exhibit to Brandywine Realty Trust’s Form 8-K dated May 26, 2005 and incorporated herein by reference).

(d)(3)	Second Supplemental Indenture dated as of October 4, 2006 by and among Brandywine Operating Partnership, L.P., Brandywine Realty Trust and the Bank of New York, as Trustee (previously filed as an exhibit to Brandywine Realty Trust’s Form 8-K dated October 4, 2006 and incorporated herein by reference)

(d)(4)	Third Supplemental Indenture dated as of April 5, 2011 among Brandywine Operating Partnership, L.P., Brandywine Realty Trust and The Bank of New York Mellon, as trustee (previously filed as an exhibit to Brandywine Realty Trust’s Form 8-K dated April 5, 2011 and incorporated herein by reference).

(d)(5)	Form of 3.875% Exchangeable Guaranteed Notes due 2026 (previously filed as an exhibit to Brandywine Realty Trust’s Form 8-K dated October 4, 2006 and incorporated herein by reference)

(g)	None.

(h)	None.